

Mail Stop 6010

April 30, 2008

Mr. Glenn A. Kermes
Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, Minnesota 56001

   Re: **Winland Electronics, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      File No. 001-15637

Dear Mr. Kermes:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 17

Report of Independent Registered Public Accounting Firm, page 18

1.   The EDGAR version of the audit report on your financial statements is not signed.
        Please amend Item 8 of this Form 10-K to include a signed copy of the audit report.
        Refer to Rule 2-02(a) of Regulation S-X.

Statement of Cash Flows, page 23

2.   We note that you present a line item entitled "net payments on long-term borrowings,
        including capital lease obligations" within your financing activity section of your
        statement of cash flows. Please revise your future filings to disclose these borrowings
        and repayments of your long-term borrowings, including capital lease payments, on a
        gross basis within your statement of cash flows or alternatively tell us why your
        presentation is appropriate. Refer to paragraphs 11 and 19 of SFAS 95.

Notes to Financial Statements, page 24

Note 6. Income Taxes, page 30

3.   You state that you recognize interest accrued on unrecognized tax benefits as well as
        interest received from favorable tax settlements within general and administrative
        expenses. Please tell us how your policy complies with paragraph 19 of FIN 48, or
        alternatively revise future filings as appropriate to comply with paragraph 19 of FIN 48.

Item 9A. Controls and Procedures, page 37

4.   Please amend the Form 10-K to include the disclosures required by Item 307 of
        Regulation S-K.

        As appropriate, please amend your December 31, 2007 Form 10-K and respond to these
comments within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendments and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an

informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief